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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------


                                SCHEDULE 14D-1/A
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)

                                      AND

                                 SCHEDULE 13D/A
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)

                      ------------------------------------


                   SHELTER PROPERTIES VII LIMITED PARTNERSHIP
                           (Name of Subject Company)

                        COOPER RIVER PROPERTIES, L.L.C.
                           INSIGNIA PROPERTIES, L.P.
                           INSIGNIA PROPERTIES TRUST
                         INSIGNIA FINANCIAL GROUP, INC.
                                   (Bidders)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                     (Cusip Number of Class of Securities)

                      ------------------------------------


                                JEFFREY P. COHEN
                             SENIOR VICE PRESIDENT
                         INSIGNIA FINANCIAL GROUP, INC.
                                375 PARK AVENUE
                                   SUITE 3401
                            NEW YORK, NEW YORK 10152
                                 (212) 750-6070
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

                              JOHN A. HEALY, ESQ.
                               ROGERS & WELLS LLP
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

                      ------------------------------------








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       AMENDMENT NO. 1 TO SCHEDULE 14D-1/AMENDMENT NO. 2 TO SCHEDULE 13D

       This Amendment No. 1, which amends and supplements the Tender Offer Statement on Schedule 14D-1 originally filed with the Commission on July 21, 1998 (the "Schedule 14D-1") by Cooper River Properties, L.L.C. (the "Purchaser"), Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT") and Insignia Financial Group, Inc. ("Insignia"), also constitutes Amendment No. 2 to the Statement on Schedule 13D of the Purchaser, IPLP, IPT, Insignia and Andrew L. Farkas, originally filed with the Commission on March 12, 1998, as amended by Amendment No. 1 filed with the Commission on July 21, 1998 (and together with the Schedule 14D-1, the "Schedules"). The Schedules relate to the tender offer of the Purchaser to purchase up to 6,000 of the outstanding units of limited partnership interest (the "Units") of Shelter Properties VII Limited Partnership at a purchase price of $450 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 21, 1998 (the "Offer to Purchase") and the related Assignment of Partnership Interest (which, together with any supplements or amendments, collectively constitute the "Offer"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase and the Schedule 14D-1.


ITEM 10. ADDITIONAL INFORMATION.

       (f) On July 30, 1998, certain entities claiming to own limited partnership interests in certain limited partnerships (including the Partnership) whose general partners are affiliates of Insignia, IPT and the Purchaser (the "Affiliated General Partners") filed a complaint in the Superior Court of the State of California, County of Los Angeles (the "Los Angeles Complaint") against Insignia, the Subject Partnerships (defined below), the Affiliated General Partners (including the General Partner) and additional entities affiliated with several of the defendants. The action involves 44 real estate limited partnerships (each named as a defendant) in which the plaintiffs allegedly own interests and which Insignia affiliates allegedly manage or control (the "Subject Partnerships"). Plaintiffs allege that they have requested from, but have been denied by each of the Subject Partnerships, lists of their respective limited partners for the purpose of making tender offers to purchase up to 4.9% of the units of limited partnership interest in each of the Subject Partnerships. The Los Angeles Complaint also alleges that certain of the defendants made tender offers to purchase units of limited partnership interest in many of the Subject Partnerships, with the alleged result that plaintiffs have been deprived of the benefits they would have realized from ownership of the additional units. The plaintiffs assert eleven causes of action, including breach of contract, unfair business practices, and violations of the partnership statutes of the states in which the Subject Partnerships are organized. Plaintiffs seek compensatory, punitive and treble damages. Insignia was only recently served with the Los Angeles Complaint and has not yet responded to it. Insignia believes the claims to be without merit and intends to defend the action vigorously.

       The Offer has been extended to 5:00 p.m., New York time, on Friday, August 21, 1998. On August 18, 1998, the Purchaser issued a press release announcing such extension and reporting that approximately 1,430 Units had been tendered pursuant to the Offer to date. A copy of the press release has been filed as Exhibit (a)(5) to this Amendment No. 2 and is incorporated herein by reference in its entirety.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

       (a)(5) Text of press release issued by the Purchaser on August 18, 1998.




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                                   SIGNATURE


       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 18, 1998


                                   COOPER RIVER PROPERTIES, L.L.C.


                                   By:    /s/ JEFFREY P. COHEN
                                   ----------------------------------------
                                         Jeffrey P. Cohen
                                         Manager



                                   INSIGNIA PROPERTIES, L.P.

                                   By:   Insignia Properties Trust,
                                         its General Partner


                                   By:    /s/ JEFFREY P. COHEN
                                   ----------------------------------------
                                         Jeffrey P. Cohen
                                         Senior Vice President



                                   INSIGNIA PROPERTIES TRUST


                                   By:    /s/ JEFFREY P. COHEN
                                   ----------------------------------------
                                         Jeffrey P. Cohen
                                         Senior Vice President



                                   INSIGNIA FINANCIAL GROUP, INC.


                                   By:    /s/ FRANK M. GARRISON
                                   ----------------------------------------
                                         Frank M. Garrison
                                         Executive Managing Director



                                   SOLELY FOR PURPOSES OF, AND INSOFAR AS THIS
                                   FILING CONSTITUTES, AMENDMENT NO. 2 TO THE
                                   STATEMENT ON SCHEDULE 13D


                                   /s/  ANDREW L. FARKAS
                                   ----------------------------------------
                                   By:   Jeffrey P. Cohen, Attorney-in-Fact



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                                 EXHIBIT INDEX



EXHIBIT NO.                       DESCRIPTION
-----------                       -----------
  (a)(5)     Text of press release issued by the Purchaser on August 18, 1998.








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